Exhibit 16.1

December 15, 2006

Securities and Exchange Commission

Washington, DC 20549

Ladies and Gentlemen:

We were previously principal accountants for LightPath Technologies, Inc. and under the date of September 15, 2006 we reported on the consolidated financial statements of LightPath Technologies, Inc., as of and for the years ended June 30, 2006 and 2005. On December 12, 2006 our appointment as principal accountants was terminated. We have read LightPath Technologies, Inc., statements included item 4.01 of its Form 8-K dated December 15, 2006, and we agree with such statements, except that we are not in a position to agree or disagree with the Company’s statements in the first sentence of the first paragraph, the last two sentences of the third paragraph, the fifth paragraph, and sixth paragraph, as it relates to CFR.

Very truly yours,

/s/ KPMG LLP

KPMG LLP